EXHIBIT 99.1

METALLURGICAL TESTWORK AT GALENA COMPLEX DEMONSTRATES OVER 90% ANTIMONY RECOVERY SUPPORTING POTENTIAL NEAR-TERM PRIMARY ANTIMONY PRODUCTION IN THE UNITED STATES

TORONTO, ONTARIO – May 15, 2025 – Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer is pleased to announce promising results from recent metallurgical testing at its Galena Complex in Idaho, confirming high recoveries of antimony alongside strong silver and copper recoveries from ore currently being processed.

Paul Andre Huet, Chairman and CEO, commented: “I am very excited that results of our test work have successfully demonstrated the potential to recover antimony – which is designated as a critical mineral in the United States – from ore currently being mined at our Galena Complex through a specialized flotation circuit. This breakthrough could significantly enhance value for Americas and its shareholders, as we currently receive no revenue, and were previously penalized for, the antimony in concentrates already produced. Furthermore, we‘re now well positioned as an early mover with the potential to become the only antimony producer in the United States, in the near-term.

Our technical team is moving forward with detailed technical and trade-off studies to develop a plan to rapidly capitalize on the opportunity to commercially recover and realize value for antimony already present in our concentrates.”

Historical Production & Untapped Value

Antimony at the Galena Complex is hosted in the common sulfosalt mineral, tetrahedrite, which is an antimony sulfide of silver, copper, iron and zinc. Although the Galena Complex has produced significant antimony over its life, the Company historically has not realized value for this material due to its insufficient concentration and quality for smelter acceptance.

Following a review of historical metallurgical data, the Company commissioned SGS Canada Inc. (“SGS”) to conduct flotation tests on current mill feed. There were two objectives to the testwork:

1.	Confirm that an antimony/silver flotation product could be achieved from the current ore being processed through the mill.

2.	Generate a sufficient volume of flotation concentrate for additional testing to separate the antimony from the concentrate.

Test Highlights:

•	Antimony Recovery: ~90 - 96% from ore grading ~1% Antimony

•	Silver Recovery: ~98 - 99% from ore grading ~50 opt Silver

•	Rougher Concentrate Grades: ~18 - 19% Antimony and ~600 opt Silver

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These test results on the tetrahedrite material indicate that a marketable concentrate may now be possible using modern metallurgical processes. The results from the test work are shown in Table 1 below.

Table 1: Galena Ore – Antimony Floatation Test Results

Test 1	Assays						Distribution (%)
	Sb (%)	Ag (g/t)	Ag (opt)	Cu (%)	Pb (%)	Fe (%)	Sb1	Ag	Cu	Pb	Fe
Rougher Concentrate	19.3	20,355	593.4	24.47	0.53	17.5	92.3	98.7	98.3	83.2	4.5
Rougher Tail		25	0.7	0.04	0.01	34.9		1.3	1.7	16.8	95.5
Calculated Head Grade		1,759	51.3	2.12	0.05	33.4		100	100	100	100
Assay Head Grade	1.2	1,790	52.2	2.1	0.05	34.2

Test 2	Assays						Distribution (%)
	Sb (%)	Ag (g/t)	Ag (opt)	Cu (%)	Pb (%)	Fe (%)	Sb1	Ag	Cu	Pb	Fe
Rougher Concentrate	19	20,283	591.3	23.4	0.53	17	90.5	98.9	98.2	83.4	4.3
Rougher Tail		22	0.6	0.04	0.01	35.6		1.1	1.8	16.6	95.7
Calculated Head Grade		1,762	51.4	2.05	0.05	34		100	100	100	100
Assay Head Grade	1.2	1,790	52.2	2.1	0.05	34.2

Test 3	Assays						Distribution (%)
	Sb (%)	Ag (g/t)	Ag (opt)	Cu (%)	Pb (%)	Fe (%)	Sb1	Ag	Cu	Pb	Fe
Rougher Concentrate	17.9	21,132	616.1	24.4	0.57	17.9	93.4	98.7	97.8	84.2	4.5
Rougher Tail		25	0.7	0.05	0.01	35.1		1.3	2.2	15.8	95.5
Calculated Head Grade		1,762	51.4	2.05	0.05	34		100	100	100	100
Assay Head Grade	1.2	1,790	52.2	2.1	0.05	34.2

Test 4	Assays						Distribution (%)
	Sb (%)	Ag (g/t)	Ag (opt)	Cu (%)	Pb (%)	Fe (%)	Sb1	Ag	Cu	Pb	Fe
Rougher Concentrate	18.1	19,836	578.3	22.5	0.5	18.5	96.2	98.3	98.3	83.5	5.1
Rougher Tail		34	1	0.04	0.01	34.6		1.7	1.7	16.5	94.9
Calculated Head Grade		1,844	53.7	2.09	0.06	33.1		100	100	100	100
Assay Head Grade	1.2	1,790	52.2	2.1	0.05	34.2
Note: 1) The antimony (Sb) distribution calculation uses the assay head grade to determine distribution.

The test results mark a key step toward establishing Americas Gold and Silver as the only current antimony producer in the United States, unlocking a new revenue stream from a strategic by-product, previously counted as a penalty element, of the Galena ore body.

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Background: Antimony as a Strategic Critical Mineral

Antimony is recognized by the U.S. government as one of 35 elements on the Department of the Interior’s Critical Minerals List due to its use in national defense, energy storage, and semiconductor applications. Currently, more than 90% of the antimony consumed in the United States is imported, primarily from China, Russia, and Tajikistan. At present, there are no operating mines producing antimony in the United States.

Over 18 million pounds of antimony have been produced from the Galena Complex since 2001. Americas Gold and Silver is positioned to become the only antimony producer in the U.S. if the potential for commercial recovery and product refinement can be achieved. This milestone would represent a significant development in restoring domestic supply of a mineral deemed essential to U.S. national and economic security, particularly since China stopped selling antimony to the U.S. in September 2024.

Antimony is on the U.S. Department of the Interior’s Critical Minerals List due to its strategic applications in:

•	Defense: alloys in ammunition and armor

•	Energy: grid-scale battery storage

•	Semiconductors: flame retardants and high-tech applications

Current U.S. Antimony Supply Landscape:

•	Zero operating primary antimony mines

•	>90% imported (mainly from China, Russia, and Tajikistan)

•	No meaningful domestic production

Global Antimony Supply (Estimated % of World Production 2024):

Country	Share of Global Production
China	~55–60%
Russia	~20%
Tajikistan	~10%
Others	~10–15%

Sources: USGS, Roskill, CRU Group

With no active domestic production, the U.S. is entirely dependent on foreign sources—a strategic vulnerability that Americas Gold and Silver may be uniquely positioned to help address.

Galena’s Legacy and Opportunity

Since 2001, the Galena Complex has produced over 18 million pounds of antimony, making it the largest antimony-producing site in the U.S. over the past two decades. However, until now, no revenue was recognized from this output due to limitations in concentrate quality.

Recent testing suggests that modern processes can now:

•	Upgrade the antimony concentrate

•	Create a marketable product

•	Generate new value from existing operations

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Next Steps

Historically, individual lots of ore from both the Galena and Coeur mines were processed at the Sunshine Mine—located just four miles west—where antimony was effectively separated and recovered. Building on this precedent, the next phase of metallurgical testing, under the direction of Allihies Engineering, Inc., will focus on treating the current concentrate to produce multiple saleable antimony products, opening the door to monetizing a long-overlooked byproduct and reinforcing the Company's strategic value within the U.S. critical minerals framework.

About Americas Gold & Silver Corporation

Americas Gold and Silver is a growing precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico. In December 2024, the Company acquired 100% ownership in the Galena Complex (located in Idaho, USA) in a transaction with Sprott and a Paul Huet-led management team, further strengthening its position as a leading silver producer. Sprott is now the largest shareholder in the company, holding a ~20% interest. With these strategically positioned assets, Americas Gold and Silver is focused on becoming one of the top North American silver-focused producers with an objective of over 80% of its revenue generated from silver by the end of 2025.

For further information, please contact:

Maxim Kouxenko - Manager, Investor Relations

M:          +1(647) 888-6458

E:            ir@americas-gold.com

W:          americas-gold.com

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the results recent metallurgical testing at its Galena Complex and the potential that the Company marketable antimony concentrate may now be possible using modern metallurgical processes, and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate,” “believe,” “expect,” “goal,” “plan,” “intend,” “potential,” “estimate,” “may,” “assume,” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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